UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, David A.
   500 West Main Street
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June 30, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common (1)                 |6/23/98|S   | |131,647           |D  |30.00      |                   |I     |                          |
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Common (1)                 |6/23/98|S   | |200,000           |D  |29.75      |                   |I     |                          |
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Common (1)                 |6/24/98|S   | |123,000           |D  |29.625     |                   |I     |                          |
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Common (1)                 |6/24/98|S   | |79,000            |D  |29.5625    |                   |I     |                          |
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Common (1)                 |6/24/98|S   | |311,400           |D  |29.50      |0                  |I     |Wife(2)                   |
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Common (1)                 |       |    | |                  |   |           |931,171            |I     |Trust(3)                  |
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Common (1)                 |       |    | |                  |   |           |1,615,141          |I     |FLP(4)                    |
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Common (1)                 |       |    | |                  |   |           |228,318            |I     |FLP(5)                    |
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Common (1)                 |6/24/98|G   |V|100               |D  |           |                   |      |                          |
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Common (1)                 |6/26/98|    | |200,000           |D  |           |                   |      |                          |
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Common (1)                 |6/29/98|    |V|100               |D  |           |5,763,578          |D     |                          |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option (6)            |19.3125 |     |    | |           |   |11/14|11/14|Common (1)  |300,000|       |300,000     |D  |            |
                      |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Option (6)            |18.8125 |     |    | |           |   |11/09|11/09|Common (1)  |170,000|       |170,000     |D  |            |
                      |        |     |    | |           |   |/98  |/07  |            |       |       |            |   |            |
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Option (7)            |21.25   |     |    | |           |   |1/2/9|1/2/0|Common (1)  |5,000  |       |5,000       |D  |            |
                      |        |     |    | |           |   |9    |8    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on February 14, 1996 and May 27, 1998, pursuant to the Company Rights Agreement, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2) I disclaim beneficial ownership of the shares held by my wife over which I have no voting or investment power.
(3) Shares held in 1991 Trust of which I am settlor and trustee with investment and voting power. The Trust is for my benefit and the benefit of family members. I disclaim beneficial ownership of Company stock held by the 1991 Trust except to the extent of my pecuniary interest.
(4) Shares held by Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited
Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary interest.
(5) Shares held by 96 A/J Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial ownership of Company stock held by the FLP-96 except to the extent of my pecuniary interest.
(6) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees.
(7) Right to buy pursuant to the Company's 1989 Stock Option Plan for Non-Employee Directors.